KH 3/17

15049970

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2015 WASH., DC 201

SEC FILE NUMBER
8- 68655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 North Milwaukee Street, 7th Floor
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford Douglas Mitman (414-278-1120)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Clifford Douglas Mitman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GM Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

NOTARY PUBLIC JODI L. HANSON STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Members of
GM Securities, LLC
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GM Securities, LLC (Company), as of December 31, 2014 and the related statement of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 19, 2015
Milwaukee, Wisconsin

GM Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2014

ASSETS		
Current Assets:		
Cash and Equivalents	$	280,505
Total Assets	**$**	**280,505**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities	$	50,865
Equity:		
Members' Contributions	$	55,000
Retained Earnings	$	174,640
Total Liabilities and Members' Equity	**$**	**280,505**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Operations
For the Year Ended December 31, 2014

Income:		
Consulting Billings	$	14,842,444
Interest Income	$	5,327
Total Income	**$**	**14,847,771**
Operating Expenses:		
Bank Service Charges	$	165
Insurance Expense	$	605
Rent Expense	$	3,250
Bonus Expense	$	4,160,389
FICA and Medicare Expense	$	64,530
Allocated Payroll Expense	$	218,227
Allocated Expense Sharing	$	227,930
Dues and Subscriptions	$	11,659
Professional Fees	$	24,640
FINRA Fees	$	15,191
SIPC Fees	$	37,555
Total Operating Expenses	**$**	**4,764,141**
Net Income	**$**	**10,083,630**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Beginning Equity balance as of 1/1/2014	$	13,027
Net Income as of 12/31/2014	**$**	**10,083,630**
Changes in Equity		
Capital Distributions	$	(9,867,017)
Ending Equity balance as of 12/31/2014	**$**	**229,640**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flow from Operating Activities			
Net Income		$	**10,083,630**
Add:	Depreciation and Amortization	$	-
Add:	Changes in Non-Cash Current Assets	$	1,405
Add:	Changes in Liabilities	$	50,865
Net Cash Flow from Operating Activities		**$**	**10,135,900**
Cash Flow from Financing Activities			
Add:	Capital Distributions	$	(9,867,017)
Net Cash Flow from Financing Activities		**$**	**(9,867,017)**
Net Cash Increase, 1/1/2014 - 12/31/2014		**$**	**268,883**
Cash Balance at 1/1/2014		$	11,622
Ending Cash Balance at 12/31/2014		$	280,505
Change in Cash for the Year Ended 12/31/2014		$	268,883

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2014

1. **Company Description**
   GM Securities, LLC ("Company") is a Wisconsin limited liability company organized effective January 31, 2014. Its predecessor was Minot Partners, LLC, a Wisconsin corporation that was organized on June 24, 2010. Minot Partners, LLC became a member of the Financial Industry Regulatory Authority (FINRA) in March 2011. Minot Partners' Form BD was amended with FINRA in January 2014 to reflect the name change to GM Securities, LLC. The Company limits its business to private placement of securities and mergers and acquisitions advisory services. It does not hold funds or securities for, or owe money or securities to, customers.

2. **Summary of Significant Accounting Policies**

Cash and Equivalents
Cash and Equivalents consist of the Company's checking and money market accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenues are recognized when earned.

Income Taxes
The Company was formed as a limited liability company (LLC). Income taxes due on the taxable income of a LLC are the responsibility of the members.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded.

Subsequent Events
Management has evaluated subsequent events for possible recognition or disclosure through February 19, 2015 the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

3. **Related-Party Activities**

The Company has an Expense Sharing Agreement ("Agreement") with Grace Matthews, Inc. which was executed on January 28, 2014. Through this Agreement, the Company reimburses Grace Matthews, Inc. for certain services. Total reimbursements for the year ending December 31, 2014 were $4,674,326.

The Company leases its premises from a related party through a sublease. Rent expense for the year ended December 31, 2014 was $3,250. The rent agreement was signed on March 1, 2011 and modified through an Amendment to the sublease dated November 1, 2011.

4. **Filing Requirements**

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital and required net capital were $229,640 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 4.51 to 1.

GM Securities, LLC
Net Capital Computation
December 31, 2014

GAAP Equity	$	229,640
Plus: Qualified Subordinated Liability and Credits	$	-
Less: Illiquid Assets	$	-
Net Capital	**$**	**229,640**
Net Capital Requirement	$	5,000
Excess Net Capital	**$**	**224,640**
Net Capital Less Greater of 10% of AI* or 120% of Net Capital Requirement	$	223,640

Computation of Aggregate Indebtedness to Net Capital:

Total Liabilities	$	50,865
Ratio of Aggregate Indebtedness to Net Capital		**4.51**

Computation for Determination of the Reserve Requirements Under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

GM Securities
December 31, 2014
Auditor Reconciliation of Net Capital and Aggregate Indebtedness

	Per FOCUS Report (unaudited)	Per Audit Report	Difference	Explanation
Net Capital Computation	$ 229,640	$ 229,640	$ ---	
Aggregate Indebtedness	$ ---	$ 50,865	$ 50,865	Miscategorization of liabilities on FOCUS
Ratio of Aggregate Indebtedness to Net Capital	---	4.51	4.51	Miscategorization of liabilities on FOCUS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
GM Securities
219 North Milwaukee Street, 7th Floor
Milwaukee, Wisconsin 53202

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GM Securities, LLC (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 check disbursement and SIPC-7 accrual] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting immaterial differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance and quarterly FOCUS reports] noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, WI
February 19, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GM Securities, LLC
219 N. Milwaukee St., 7th floor
Milwaukee, WI 53202
DEA: FINRA
SEC Reg No. 8-68655
Fiscal year end month: December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C.D. Mitman 414-278-1120

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 37,119

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,464)

11/26/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 30,655

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,655

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30,655

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GM Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4th day of February, 20 15.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2014 and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,847,772
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 14,847,772
2e. General Assessment @ .0025	$ 37,119
	(to page 1, line 2.A.)